WRITER'S DIRECT DIAL NUMBER 212-373-3078 WRITER'S DIRECT FACSIMILE 212-492-0078 WRITER'S DIRECT E-MAIL ADDRESS afoley@paulweiss.com

June 18, 2012

Via FedEx and EDGAR

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C.  20549-3628

The following are the responses of GeoGlobal Resources Inc.  (“GeoGlobal” or the “Company”) to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from you, dated June 13, 2012 (the “Comment Letter”) with respect to GeoGlobal’s Registration Statement on Form S-3, Filed May 24, 2012, File No. 333-181673 (the “Form S-3”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.

H. Roger Schwall	2

Registration Statement on Form S-3

General

1.           We note your disclosure on your prospectus cover page that the prospectus covers the sale of shares of your common stock that were issued in connection with a private placement transaction that closed on May 17, 2012. We also note that your disclosure at page 7 suggests that you are registering the resale of shares of outstanding common stock and shares of common stock underlying convertible securities. Please clarify throughout your filing whether you are registering both the resale of shares of outstanding common stock and the resale of shares of common stock underlying convertible securities. Please also clarify, if true, that such convertible securities are the warrants issued in connection with your May 2012 private placement.

Response:

The Company will file an Amendment No. 1 to the Form S-3 to clarify that it is registering both the resale of shares of outstanding common stock and the resale of shares of common stock underlying convertible securities.  The Amendment will also clarify that such convertible securities are the warrants issued in connection with the May 2012 private placement.

Selling Stockholders, page 7

2.           We note your disclosure at page 10 that the selling stockholders have informed the company that they are not registered broker-dealers and do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares. Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that a selling shareholder is a broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If a selling shareholder is an affiliate of a broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business. If not, you must indicate that such selling shareholder is an underwriter.

Response:

The Company has amended the Form S-3 to state that each of the Selling Stockholders is neither a broker-dealer nor an affiliate of a broker-dealer, has purchased the Shares in the ordinary course of business and, at the time of purchase of the Shares, had no agreements or understandings, directly or indirectly, with any person to distribute the Shares.

Exhibit 5

3.           We note that the legality opinion states that the shares are validly issued, fully paid and non-assessable. If you are registering both the resale of shares of outstanding common stock and the resale of shares of common stock to be issued upon exercise of the warrants, please obtain and file a legality opinion that addresses the legality of the shares of common stock to be issued upon exercise of the warrants. Please refer to comment 1.

H. Roger Schwall	3

Response:

We have revised the legality opinion to address the legality of the shares of common stock to be issued upon exercise of the warrants as well as the shares of outstanding common stock.

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Together with this response, GeoGlobal has filed an Amendment No. 1 to amend the Form S-3 in a manner consistent with the comments and responses set forth above.

In connection with responding to the comments of the Staff, GeoGlobal acknowledges that: GeoGlobal is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and GeoGlobal may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have enclosed herewith two copies of a blackline of the Amendment No. 1 to the Form S-3 against the Form S-3 filed on May 24, 2012, to better show the specific changes made and to aid in your review.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Andrew J. Foley at (212) 373-3078.

Very truly yours,

/s/ Andrew J. Foley

Andrew J. Foley